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RECEIVED
MAY 27 2011
WASH, D.C.
193 SECTION

PW

11021794

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royce Fund Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue
(No. and Street)

New York	NY	10151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Pratt St.	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, John Diederich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royce Fund Services, as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY LATORRE
Notary Public State of New York
No. 01LA6009751
Qualified in Bronx County
Commission Expires July 06, 2014

Signature

President
Title

Notary Public 5-19-11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Table of Contents

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
Royce Fund Services, Inc:

In our opinion, the accompanying statement of financial condition and the related statements of income (loss), changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Royce Fund Services, Inc. (the "Company"), a wholly owned subsidiary of Royce & Associates, LLC, at March 31, 2011, and the results of its operations, its changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation of Determination for Reserve Requirements and Information Relating to Possession or Control requirements under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 26, 2011

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Financial Condition
March 31, 2011

ASSETS

Cash and cash equivalents	$	16,869,216
Distribution fees receivable		1,461,347
Other receivables		2,179,451
Deferred sales commission		533,837
Deferred income taxes		50,714
Other assets		25,371
Total assets	$	21,119,936

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	66,431
Accrued distribution fees		16,778,176
Income taxes payable		85,516
Total liabilities		16,930,123
Commitments and contingencies (Note 4)		
Stockholder's equity:		
Common stock, $1 par value; 20,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		3,659,000
Retained earnings		529,813
Total stockholder's equity		4,189,813
Total liabilities and stockholder's equity	$	21,119,936

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Income (Loss)
For the Year Ended March 31, 2011

Revenues:		
Distribution fees, net of waivers	$	37,559,755
Interest income		24,692
Total revenues		37,584,447
Expenses:		
Third party distribution fees and other direct costs		36,544,098
Amortization of deferred sales commission		1,352,084
Administrative fees and other expenses		131,368
Total expenses		38,027,550
Income before income tax		(443,103)
Income tax benefit		(168,118)
Net Loss	$	(274,985)

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2011

	Common Stock		Additional Paid-In	Retained Earnings	Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance at March 31, 2010	1,000	$ 1,000	$ 3,659,000	$ 804,798	$ 4,464,798
Capital contribution from Parent	-	-	-	-	-
Net Loss	-	-	-	(274,985)	(274,985)
Balance at March 31, 2011	1,000	$ 1,000	$ 3,659,000	$ 529,813	$ 4,189,813

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Cash Flows
For the Year Ended March 31, 2011

Cash flows from operating activities:		
Net loss	$	(274,985)
Net changes in assets and liabilities:		
Receivables		(561,342)
Income taxes receivable/payable		135,261
Deferred income taxes		(28,058)
Other assets		53,642
Deferred sales commission		83,861
Accrued distribution fees		1,991,762
Other liabilities		(81,596)
Cash provided by operating activities		1,318,545
Net Increase in Cash and Cash Equivalents		1,318,545
Cash and cash equivalents at the beginning of the year		15,550,671
Cash and cash equivalents at the end of the year	$	16,869,216

The accompanying notes are an integral part of these financial statements.

Summary of Significant Accounting Policies

A. Organization

Royce Fund Services, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company, a wholly owned subsidiary of Royce & Associates, LLC (the "Parent"), which is a wholly owned subsidiary of Legg Mason, Inc. ("Legg Mason"), is the distributor of shares of The Royce Funds and The Royce Capital Funds, which are open-end registered investment companies with multiple portfolios (hereinafter referred to as the "Funds").

B. Operations

Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing, servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of the Funds.

As compensation for its services, the Company is entitled to receive from the assets of the Consultant Classes of Royce Pennsylvania Mutual, Opportunity, Micro Cap, Total Return, Premier, Special Equity, Heritage, Value and Value Plus Funds, a monthly fee equal to 1% per annum of their respective fund assets. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Service Class of Royce Pennsylvania Mutual, Opportunity, Micro-Cap, Total Return, Premier, Special Equity, Low-Priced Stock, Heritage, Value, Value Plus, Royce 100, Discovery, Dividend Value, Financial Services, Global Value, European Smaller-Companies, Royce International Small Companies, Royce Focus Value, Royce Mid Cap, Royce Partners, Royce SMid-Cap Value, Royce Global Dividend Value, Royce International Micro Cap, Royce International Premier and Royce Special Equity Multi Cap Funds as well as Royce Capital Fund Micro-Cap and Small-Cap Portfolios. The Company is also entitled to receive 0.50% per annum of the respective average net assets of the R Class of Pennsylvania Mutual, Opportunity, Total Return, Premier, Low-Priced Stock, Heritage, Value, Value Plus and Royce 100 Funds. The Company is also entitled to receive a 0.25% per annum of the respective average net assets of the K Class of Royce Pennsylvania Mutual, Opportunity, Total Return, Premier, Low-Priced Stock, Heritage, Value, Value Plus and Royce 100 Funds.

For the year ended March 31, 2011, the Company voluntarily waived fees from the following classes of shares:

Service Class		
Royce Low-Priced Stock	$	611,556
Royce Value Plus		481,011
Royce Value		256,859
Royce Heritage		149,388
Royce 100		133,277
Royce Premier		102,016
Royce Pennsylvania Mutual		97,222
Royce Special Equity		51,226
Royce Global Value		49,715
Royce Dividend Value		38,908
Royce Focus Value		14,782
Royce Mid-Cap		9,909
Royce Partner's Value		3,471
Royce SMid-Cap Value		3,052
Royce Special Equity Multi-Cap		1,325
Royce International Micro-Cap		1,014
Royce International Premier		1,007
Royce Global Dividend Value		762
Royce Capital Shares-Micro-Cap		25,501
Royce Capital Shares-Small-Cap		20,353
	$	2,052,354

Because the Company serves as distributor only for mutual funds managed by the Parent, the Parent provides administrative services to the Company at no cost. Therefore, the Company's results from operations may not be indicative of the results of operations of a stand-alone company.

C. Fair Value of Financial Instruments

Accounting guidance for fair value measurements defines fair value and establishes a fair value hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1). Level 2 of the hierarchy applies to financial instruments for which prices are quoted for similar assets and liabilities in active markets and the lowest priority, level 3, applies to financial instruments for which the values are based on unobservable inputs. Other than cash equivalents, which are level 1 financial instruments, the Company has no other financial instruments recorded at fair value.

D. Cash and Cash Equivalents

Cash equivalents at March 31, 2011 are short-term, highly liquid investments that, when purchased, have an original maturity of 90 days or less. The carrying amount of cash equivalents approximates fair value. The Company maintains cash in bank accounts, which at times, may exceed federally insured limits. Although the Company maintains its cash and cash equivalents with a single financial institution, the Company believes it has minimal credit risk with respect to those accounts.

E. Deferred Sales Commissions

Commissions paid to financial intermediaries in connection with sales of certain classes of Company-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding one year, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as distribution and servicing revenue when received and a reduction of the unamortized balance of deferred sales commissions, with a corresponding expense. Management periodically tests the deferred sales commission asset for impairment by reviewing the changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. No impairment charge was recorded in the year ended March 31, 2011

F. Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

G. Subsequent Events

The Company has evaluated all subsequent events through May 26, 2011, the issuance date of the financial statements.

2. Income Taxes

The Company has elected to be included in the consolidated federal and certain state income tax returns with Legg Mason and files other separate state income tax returns. The Company's allocable share of federal and state income taxes and its separate state income taxes are recorded as a benefit for income taxes and taxes receivable. The benefit for federal and state income taxes when consolidated returns are filed is determined as if the Company filed separate returns. The benefit for income taxes at March 31, 2011 consists of:

Federal	$ (148,069)
State	(20,049)
Total income tax benefit	$ (168,118)

The Company's effective income tax rate differs from the statutory federal tax rate as a result of state income taxes.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets are subject to a valuation allowance if it is more likely than not that a benefit will not be realized. The following deferred tax assets and valuation allowances relating to loss carry forwards have been recorded at March 31, 2011.

Deferred income tax assets-noncurrent:		
State net operating loss	$	50,714
Capital Loss Carryforward		9,270
Less: valuation allowance		(9,270)
Deferred income tax asset-noncurrent	$	50,714

The capital loss carryforward expires in Fiscal 2014.

The Company has determined that it has no material uncertain tax positions for the year ended March 31, 2011. The consolidated federal and state returns filed by Legg Mason and the separate state returns filed by the Company are subject to examination by the respective tax authorities. The following tax years remain open for each of the more significant jurisdictions where the Company is subject to income tax: after fiscal 2005 for U.S. federal, New York State and City. The Company does not anticipate making any significant cash payments with the settlement of these audits.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 1500%). Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2011, the Company had net capital of $1,399,819 which was $271,144 in excess of required capital of $1,128,675. The Company's percentage of aggregate indebtedness to net capital was 1,209.5%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(1) of Rule 15c3-3 allows for this exemption since all fund transactions are cleared through a transfer agent on a fully-disclosed basis.

4. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

5. Related Party Transactions

The Company has a relationship with the Parent whereby the Parent pays fees on behalf of its managed funds and the Company, which the Company reimburses to the Parent as the expense is incurred.

As noted above, the Company's income taxes are reported as part of the Legg Mason consolidated federal and certain state income tax returns. Legg Mason also files other separate state income tax returns on behalf of the Company. The Company settles with Legg Mason for any federal or state income tax payments or receipts relating to the Company on a quarterly basis.

6. Subsequent Event

On May 5, 2011 Royce and Associates, LLC made a capital contribution of $600,000, increasing Paid In Capital to $4,259,000 and Net Capital to $1,999,818.

SUPPLEMENTAL SCHEDULES

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2011

Total capital and allowable subordinated liabilities			$ 4,189,813
Deductions and/or charges			
Distribution fees receivable	$ 2,179,451		
Other assets	609,922		
Total non-allowable assets		$ 2,789,373	
Other deductions and/or charges		-	
Total deductions and/or charges			2,789,373
Net capital before haircuts on securities positions			1,400,440
Haircuts on securities positions			621
Net Capital			**1,399,819**
Computation of Basic Aggregate Indebtedness and Net Capital Requirement			
Computed net capital required (6-2/3% of total Aggregate indebtedness)		$1,128,675	
Minimum dollar net capital requirement		5,000	
Net capital requirement			1,128,675
Excess net capital			**$ 271,144**
Total aggregate indebtedness			$ 16,930,123
Percentage of aggregate indebtedness to Net capital			1209.5%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by Royce Fund Services, Inc. and included in its unaudited amended Part IIA FOCUS filing as of May 24, 2011.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Computation of Determination for Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2011

The Company is not required to file the above schedule as it claims exemption from SEC Rule 15c3-3 under Paragraph (k)(1) of the Rule as all fund transactions are cleared through a transfer agent on a fully-disclosed basis.

OTHER INFORMATION

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of Royce Fund Services, Inc:

In planning and performing our audit of the financial statements and supplemental schedules of Royce Fund Services, Inc. (the "Company") as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

pwc

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 26, 2011

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© 2011 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.